K&L Gates LLP
Wachovia Financial Center
200 South Biscayne Boulevard, Suite 3900
Miami, Florida 33131-2399
(305) 539-3300
www.klgates.com

April 27, 2010

VIA EDGAR AND FACSIMILE

Ms. Kenya Gumbs
100 F Street, N.E.
Mail Stop 3720
Washington, DC  20549-7010

RE:	CH Lighting International Corporation
Form 10-K for Fiscal Year Ended September 30, 2009
Form 10-Q for Fiscal Quarter Ended December 31, 2009
File No. 000-32161

Dear Ms. Gumbs:

On behalf of CH Lighting International Corporation, a Delaware corporation (the “Company”), we are providing the Company’s responses to the U.S. Securities and Exchange Commission (the “Commission”) comment letter dated April 7, 2010 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009 and Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2009.  The Company’s responses to the Commission’s comment letter, below, are identical in numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Form 10-K for the Fiscal Year Ended September 30, 2009

Note 2 – Summary of Significant Accounting Policies, page F-12

COMMENT 1:
Based on your product sales strategy discussion on page 17 it appears that your sales are made primarily to distributors who then make sales to retail customers.  Please tell us, and expand your disclosure to explain, the movement of inventory from the Company to distributors, and then to the end customer (i.e., does title pass when goods are sold to distributors, or is the distributor a pass through that remits payment to the Company only after goods are sold to end customer).  Include discussion of the distributor’s right of return and the Company’s historical experience as it relates to product returns from distributors.  Also explain whether the Company pays distributors a commission on sales or if distributors earn money based on mark-up, or by some other means, and at what point the Company recognizes revenue on sales through distributors.

RESPONSE:
Title passed when the goods were sold to distributors.  Distributors had no right of return, unless there was a quality problem. From the Company’s historical experience, there were no sales returns in the fiscal years 2008 and 2009.

The Company paid commissions to distributors only for products that included government grants.  These products with government grants were sold to retail customers directly, however distributors performed promotional and other supporting sales activities. The Company paid sales commissions to distributors based on the actual sales quantities of products with government grants sold in the fiscal year 2009.  The Company recognized revenue upon sales of all other products to distributors, and distributors earned their profits based on their mark-up.

Ms. Gumbs
April 27, 2010

In response to the Commission’s comment, the Company intends to amend its Annual Report on Form 10-K to expand its disclosure to reflect the explanation provided above in Note 2 to its financial statements.

COMMENT 2:
Refer to your statement that “the Company changed their selling strategy and sold products directly to retail customers they were able to make appropriate estimates for the amount of government grant receivable”.  Please confirm for us whether the Company currently sells, or has ever sold, products directly to retail customers.  And if so, whether you continue to sell products to distributors.

RESPONSE:
In the fiscal year 2009, the Company continued to have sales with distributors for products without government grants.  For products with government grants, the Company sold directly to the end customers.  The proportion of sales to retail customers to the total amount of all the other products is lower than 5%.

We trust that this response satisfactorily responds to your request.  Should you require further information, please contact Clayton E. Parker at (305) 539-3300 or the undersigned at (305) 539-3352.

Thank you very much for your consideration of this response.

Sincerely,

/s/ Matthew Ogurick, Esq.

Matthew Ogurick, Esq.

cc:	Jim Tokryman, Weinberg & Company, P.A.